Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               (303) 431-1567 Fax


                                 March 31, 2014


Mr. Robert F. Telewicz
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:      JV Group, Inc.
         Form 10-K for the year ended June 30, 2013 Filed on October 15, 2013 File No. 000-21477

Dear Mr. Telewicz:

         On behalf of JV Group, Inc. (the "Company"), we are providing the following responses to the comment letter dated February 14, 2014 from the U.S. Securities and Exchange Commission (the "Commission") regarding the Annual Report on Form 10-K referenced above. The responses set forth below are numbered to correspond to the numbered comments in the Staff's comment letter, which have been reproduced here for ease of reference. In response to your comments, we have also filed an Amendment to the Company's Annual Report on Form 10-K incorporating the suggested revisions.

Form 10-K for the fiscal year ended June 30, 2010
-------------------------------------------------

Forward-Looking Statements, page 1
----------------------------------

         1. We note your disclosure that you are current in negotiations to settle with your outstanding creditors. In future Exchange act periodic reporting, in an appropriate section please provide more detailed disclosure regarding the settlement negotiations, including, but not limited to, identifying the creditor involved, the amount, the status of the negotiations, and, if settled, the terms of the settlement.

         Please note that such sentence has been removed the Forward-Looking Statements on page 1, as the Company is not in negotiations as to settlement with any of its creditors.

Mr. Robert F. Telewicz
U.S. Securities and Exchange Commission
March 31, 2014
Page 2 of 5


Mega Action Limited, page 2
---------------------------

         2. In future Exchange Act periodic reports, please provide more detailed disclosure regarding the business operations of Mega Action Limited.

         We have updated the description of the business operations of Mega Action Limited to provide more detail, we will continue to update such disclosure in future filings, if its operational status should change.

Leasehold Acquisition, page 2
-----------------------------

         3. We note your disclosure on page 2 that you purchased certain leaseholds from Huge Earn Investments Limited on September 8, 2011. In future Exchange Act periodic reports, please clearly explain what you purchased from Huge Earn. For example only, please explain whether you obtained leases that were between Huge Earn and landlords or whether you obtained leases that were between Huge Earn and tenants. In addition, please identify the property that the purchased leases concern, identify and discuss the material terms of the leases. In future Exchange Act periodic reports, please also revise your disclosure on page 2 to clarify how you purchased the leaseholds on September 8, 2011 and entered into a new lease agreement on October 1, 2011, but the leases were not transferred to Prestige until October 1, 2012. Finally, we note that you have not fulfilled the terms of the agreement. Please clarify whether Huge Earn may re-take possession, whether Huge Earn has entered into a written agreement extending your time period for complying, and add risk factor disclosure as appropriate.

         We have revised the Annual Report to provide greater disclosure and clarification as to the transaction with Huge Earn Investments Limited.

Business Development & Future Prospects, page 4
-----------------------------------------------

         4. We note your disclosure that you have two centers. In future Exchange Act periodic reports, please provide operating data regarding your centers. For example only, please identify the total aggregate space that can be leased in each center, the amount of square footage and the percent of square footage that is occupied in each center, the average rental rates of each center, the amount of leases that are expiring in each center and the rental rate on the expiring leases in each center. Please also identify the location of each center. In addition, please identify and discuss the material terms of your leases, including the duration of the leases and any provisions regarding the termination of your leases.

         We have provided such disclosure items in the Business Development Section.

Item 2.  Description of Properties, page 8
------------------------------------------

         5. We note your disclosure regarding your mailing address and the address for the operations of Prestige. In future Exchange Act periodic reports, if appropriate, please include a statement that such properties are not held in fee and describe briefly how such properties are held or advise. Please refer to
Item 102 of Regulation S-K.

Mr. Robert F. Telewicz
U.S. Securities and Exchange Commission
March 31, 2014
Page 3 of 5


         After reviewing the disclosure we have provided the above additional disclosure items.

Dividends, page 9
-----------------

         6. We note your disclosure on page 6 that your "subsidiaries are currently limited in their ability to pay dividends or make distributions" to you. In future Exchange Act periodic reports, please include the disclosure regarding such restrictions required by Item 201(c) as appropriate or advise.

         We have included additional disclosure to include such restrictions.

Results of Operations, page 11
------------------------------

Revenue, page 11
----------------

         7. We note your disclosure regarding the increase in your revenue. In future Exchange Act periodic reports, please address the relative impact of occupancy and rental rate changes or advise. In addition, we note your disclosure regarding the cost of your revenue. In future Exchange Act periodic reports, please further explain what is included in these costs.

         We  have  revised   accordingly  and  will  continue  to  provide  such
disclosure in future periodic reports.

Operational (Income) Expenses, page 11
--------------------------------------

         8. We note your disclosure regarding your operational expenses. In future Exchange Act periodic reports, please provide additional detail regarding what is included in these costs.

         In light of your comment, we have provided greater disclosure and detail as to these costs.

Item 9A. Controls and Procedures, page 14
-----------------------------------------

Management's Annual Report on Internal Control Over Financial Reporting, page 14
--------------------------------------------------------------------------------

         9. We note your conclusion that your internal control over financial reporting is not effective. Please tell us how your complied with Item 308 Regulation S-K, or tell us how you determined it was not necessary to disclose any material weakness in your internal control over financial reporting identified by management. Please revise or advise.

         We have revised the annual report to include the reasons for such ineffectiveness, primarily the limited accounting staff of the Company.

Directors and Executive Officers, page 15
-----------------------------------------

         10. In future Exchange Act periodic reports, please disclose the specific experience, qualifications, attributes or skills of your directors that

Mr. Robert F. Telewicz
U.S. Securities and Exchange Commission
March 31, 2014
Page 4 of 5


led to the conclusion that the individual should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

         We have added disclosure to our directors' biographies to include the reasons for their original appointment to the Company's Board of Directors.

Committees of the board of directors, page 16
---------------------------------------------

         11. In future Exchange Act periodic reports, please provide the disclosure required by Item 407(d)(5) of Regulation S-K.

         We have revised the document to include the disclosure required by Item 407(d)(5) of Regulation S-K.

         12. We note your disclosure that "during the fiscal year ended June 30, 2013, all Section 16(a) filing requirements applicable to [your] officers, directors and greater that 10% beneficial owners were filing in compliance with all applicable requirements with the exception of Top Growth Holdings Group, Inc., Mr. Yeung Cheuk Hung and Mr. Po Shu Michael Choy." Based on your disclosure on page 19, it appears that none of officers, directors, or greater than 10% beneficial owners complied. Please advise whether these forms have now been filed or explain why you do not believe they are required to be filed and revise future Exchange Act periodic reports as appropriate.

         We have revised the disclosure to make it clear as to who has not complied and who has not. Counsel has advised to the Company as to the requirements and at this time is awaiting further instruction from the Company.

Item 13.  Certain Relationships and Related Transactions and Director....Page 19
--------------------------------------------------------------------------------

         13. In future Exchange Act periodic reports, please include the disclosure required by Item 407(a) of Regulation S-K or advise.

         We have revised the document to include such disclosure.

Item 15.  Exhibits and Financial Statements, page 20
----------------------------------------------------

        (i)  Exhibits, page 20
        ----------------------

         14. We note that you incorporate several of your exhibits by reference from certain of your current reports on Form 8-K that were previously filed. We were unable to locate the Form 8-Ks filed on July 7, 2009 and August 10, 2011 that you reference. In future Exchange Act periodic reports, please ensure that you reference the appropriate dates for the filings or advise.

         We have revised the document to correct such dates and to remove those references to documents we did not find having been filed as exhibits.

Mr. Robert F. Telewicz
U.S. Securities and Exchange Commission
March 31, 2014
Page 5 of 5


         We hope this filing satisfies your comments. If you have any further requirements, please let me know.

                                                 Sincerely,

                                                 /s/ Michael A. Littman

                                                 Michael A. Littman


MAL:kjk

cc:  JV Group, Inc.